Exhibit 99.1

 Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

December 11, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Motion for approval of a claim as a class action

On December 11, 2019, Bezeq received a motion for approval of a claim as a class action which was filed against Bezeq in the Tel Aviv District Court.

The Motion states that Bezeq, when a client was ordering a regular telephone line, also connected the client/applicant to another service (voice mail and identified call) without his knowledge and without permission. Accordingly, the applicant seeks to include in the definition of the “plaintiffs group” all persons that where allegedly charged by Bezeq for related telephone services without Bezeq having received their explicit request and/or consent, in the seven years prior to the filing of the motion and until the motion approval will be approved (if approved).

According to the motion, the amount of the class action cannot be estimated at this stage and but is over NIS 2.5 million.

Bezeq is studying the application and cannot assess its chances at this time.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.